February 6, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Covalto Ltd. - Application for Withdrawal of Registration Statement on Form F-4

(File No. 333-269106)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission (the “Commission”) by Covalto Ltd. (the “Registrant”) on October 11, 2022 (File No. 333-269106) as amended on January 3, 2023 and as further amended on February 17, 2023 together with all exhibits thereto (collectively, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement effective as of the date of this application.

On November 20, 2023, the Registrant terminated, in accordance with its terms, the agreement and plan of merger related to the Registration Statement; therefore, the proposed offering will not occur. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement. Accordingly, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Registrant, however, requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of Covalto Ltd.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact, please contact S. Todd Crider of Simpson Thacher & Bartlett LLP at (212) 455-2664.

Sincerely,

Covalto Ltd.

/s/ David Poritz
Name:	David Poritz
Title:	Co-Chief Executive Officer

cc:	Simpson Thacher & Bartlett LLP

S. Todd Crider